UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER

SECTION 14(D)(1) OR 13(E)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

CINCOR PHARMA, INC.

(Name of Subject Company — Issuer)

CINNAMON ACQUISITION, INC.

a wholly owned subsidiary of

ASTRAZENECA FINANCE AND HOLDINGS INC.

a wholly owned subsidiary of

ASTRAZENECA PLC

(Names of Filing Persons — Offerors)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

17240Y109

(CUSIP Number of Class of Securities)

Adrian Kemp

AstraZeneca PLC

1 Francis Crick Avenue

Cambridge Biomedical Campus

Cambridge CB2 0AA

England

Telephone: +44 20 3749 5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Michael J. Riella, Esq.

Covington & Burling LLP

One CityCenter

850 Tenth Street, NW

Washington, DC 20001-4956

+1 (202) 662 6000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable*	Not applicable*

* A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form of Registration No.:	Not applicable.
Filing Party:	Not applicable.
Date Filed:	Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☒	third party tender offer subject to Rule 14d-l
☐	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a tender offer for the outstanding common stock of CinCor Pharma, Inc. (“CinCor”) by Cinnamon Acquisition, Inc. (“Purchaser”), a wholly owned subsidiary of AstraZeneca Finance and Holdings Inc. (“Parent”), to be commenced pursuant to the Agreement and Plan of Merger, dated as of January 8, 2023, by and among CinCor, Purchaser and Parent.

Important Information About the Tender Offer

The tender offer described in this document has not yet commenced. This document is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of CinCor or any other securities, nor is it a substitute for the tender offer materials described herein. At the time the planned tender offer is commenced, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed by AstraZeneca PLC (“AstraZeneca”), Parent and Purchaser, a wholly owned indirect subsidiary of AstraZeneca, with the Securities and Exchange Commission (the “SEC”), and a solicitation/recommendation statement on Schedule 14D-9 will be filed by CinCor with the SEC.

INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ BOTH THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SECURITIES.

Investors and security holders may obtain a free copy of the Offer to Purchase, the related Letter of Transmittal, certain other tender offer documents and the Solicitation/Recommendation Statement (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the information agent for the tender offer, which will be named in the tender offer statement. In addition, CinCor files annual, quarterly and current reports and other information, and AstraZeneca files annual reports and other information with the SEC, which are available to the public from commercial document-retrieval services and at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by AstraZeneca may be obtained at no charge on the investor relations page of AstraZeneca’s internet website at www.astrazeneca.com. Copies of the documents filed with the SEC by CinCor may be obtained at no charge under the “Investors” section of CinCor’s internet website at www.cincor.com.

Forward-Looking Statements

This announcement may include statements that are not statements of historical fact, or “forward-looking statements,” including with respect to AstraZeneca’s proposed acquisition of CinCor. Such forward-looking statements include, but are not limited to, the ability of AstraZeneca and CinCor to complete the transactions contemplated by the acquisition agreement, including the parties’ ability to satisfy the conditions to the consummation of the offer contemplated thereby and the other conditions set forth in the merger agreement, statements about the expected timetable for completing the transaction, AstraZeneca’s and CinCor’s beliefs and expectations and statements about the benefits sought to be achieved in AstraZeneca’s proposed acquisition of CinCor, the potential effects of the acquisition on both AstraZeneca and CinCor, the possibility of any termination of the acquisition agreement, as well as the expected benefits and success of baxdrostat and any combination product. These statements are based upon the current beliefs and expectations of AstraZeneca’s and CinCor’s management and are subject to significant risks and uncertainties. There can be no guarantees that the conditions to the closing of the proposed transaction will be satisfied on the expected timetable or at all or that baxdrostat or any combination product will receive the necessary regulatory approvals or prove to be commercially successful if approved. If underlying assumptions prove inaccurate or risks or uncertainties materialize, actual results may differ materially from those set forth in the forward-looking statements.

Risks and uncertainties include but are not limited to, uncertainties as to the timing of the offer and the subsequent merger; uncertainties as to how many of CinCor’s stockholders will tender their shares in the offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the offer and the merger contemplated by the acquisition agreement may not be satisfied or waived; the ability to obtain necessary regulatory approvals or to obtain them on acceptable terms or within expected timing; the effects of disruption from the transactions contemplated by the acquisition agreement and the impact of the announcement and pendency of the transactions on CinCor’s business; the risk that stockholder litigation in connection with the offer or the merger may result in significant costs of defense, indemnification and liability; the possibility that the milestone related to the contingent value right will not be achieved; general industry conditions and competition; general economic factors, including interest rate and currency exchange rate fluctuations; the impact of COVID-19; the impact of pharmaceutical industry regulation and health care legislation in the United States and internationally; competition from other products; and challenges inherent in new product development, including obtaining regulatory approval.

Neither AstraZeneca nor CinCor undertakes any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. Additional factors that could cause results to differ materially from those described in the forward-looking statements can be found in AstraZeneca’s Annual Report on Form 20-F for the year ended December 31, 2021, CinCor’s Annual Report on Form 10-K for the year ended December 31, 2021 and CinCor’s Quarterly Reports on Form 10-Q for the three months ended March 31, 2022, June 30, 2022 and September 30, 2022, in each case as amended by any subsequent filings made with the SEC. These and other filings made by AstraZeneca and CinCor with the SEC are available at the SEC’s Internet site (www.sec.gov).

Exhibit Index

Exhibit No	Description

99.1	Press release issued by AstraZeneca PLC, dated January 9, 2023.

99.2	Social media posts of AstraZeneca PLC, dated January 9, 2023.

99.3	Presentation of AstraZeneca PLC at the J.P. Morgan Healthcare Conference, dated January 9, 2023.